July 24, 2018

JEFFREY R. VETTER	EMAIL JVETTER@FENWICK.COM DIRECT DIAL (650) 335-7631

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Brian Cascio
Michael Fay
Russell Mancuso
Caleb French
Heather Percival

Re:	Supplemental Letter regarding the Registration Statement on Form S-1 submitted by Bloom Energy Corporation on July 20, 2018, File No. 333-225571

Ladies and Gentlemen:

On behalf of our client, Bloom Energy Corporation (the “Company”), and in connection with the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) filed by the Company with the Securities and Exchange Commission (the “Commission”) on July 20, 2018, we are supplementally providing the Staff with draft edits to the Registration Statement to address certain comments from the letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated July 23, 2018.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (650) 335-7631 or, in my absence, Michael Shaw at (650) 335-7842.

Sincerely,

/s/ Jeffrey R. Vetter
Jeffrey R. Vetter
FENWICK & WEST LLP

cc (via e-mail):	Shawn Soderberg, Esq. Michael Shaw, Esq. Alan F. Denenberg, Esq. Emily Roberts, Esq.

United States Securities and Exchange Commission

Division of Corporation Finance

July 24, 2018

EXHIBIT A

Draft Registration Statement Edits

The costs of complying with environmental laws, regulations and customer requirements, and any claims concerning noncompliance, or liability with respect to contamination in the future could have a material adverse effect on our financial condition or operating results.

The installation and operation of our Energy Servers are subject to environmental laws and regulations in various jurisdictions, and there is uncertainty with respect to the interpretation of certain environmental laws and regulations to our Energy Servers, especially as these regulations evolve over time.

Bloom is committed to compliance with applicable environmental laws and regulations, including health and safety standards, and we continually review the operation of our Energy Servers for health, safety and compliance. Our Energy Servers, like other fuel cell technology-based products of which we are aware, produce small amounts of hazardous wastes and air pollutants, and we seek to ensure that they are handled in accordance with applicable regulatory standards.

Maintaining compliance with laws and regulations can be challenging given the changing patchwork of environmental laws and regulations that prevail at the federal, state, regional and local level. Most existing environmental laws and regulations preceded the introduction of our innovative fuel cell technology and were adopted to apply to technologies existing at the time, namely large, coal, oil or gas-fired power plants. Currently, there is generally little guidance from these agencies on how certain environmental laws and regulations may, or may not, be applied to our technology.

For example, natural gas, which is the primary fuel used in our Energy Servers, contains benzene, which is classified as a hazardous waste if it exceeds 0.5 milligrams (mg) per liter. A small amount of benzene (equivalent to what is present in one gallon of gasoline in an automobile fuel tank which is exempt from federal regulation) found in the public pipeline natural gas is collected by gas cleaning units contained in our Energy Servers and is typically replaced once every 18 to 24 months by us from customers’ sites. From 2010 to late 2016, in the regular course of maintenance of the Energy Servers, we periodically replaced the units in our servers under a federal environmental exemption that permitted the handling of such units without manifesting the contents as containing a hazardous waste. Although at the time we believed that we operated under the exemption with the approval of two states that had adopted the federal exemption, the federal Environmental Protection Agency issued guidance for the first time in late 2016 that differed from our belief and the state approvals we had obtained, even though we had operated under the exemption since 2010. We have complied with the new guidance and, given the comparatively small quantities of benzene produced, we do not anticipate significant additional costs or risks from our compliance with such guidance. However, the EPA is seeking to collect approximately $1.0 million in fines from us for the prior period, which we are contesting, and we paid a nominal fine in another jurisdiction relating to this issue.

Another example relates to the very small amounts of chromium in hexavalent form, or CR+6 which our Energy Servers emit. This occurs any time a steel super alloy is exposed to high temperatures. CR+6 is found in small concentrations in the air generally. However, exposure to high or significant concentrations over prolonged periods of time can be carcinogenic. While the small amount of chromium emitted by our Energy Servers is initially in the hexavalent form, it converts to a non-toxic trivalent form, or CR+3 rapidly after it leaves the Energy Server. In tests we have conducted, air measurements taken 10 meters from an Energy Server show that the CR+6 is largely converted.

Our Energy Servers do not present any significant health hazard, based on our modeling, testing methodology and measurements. There are several supporting elements to this position including that the emissions from our Energy Servers are in very low concentrations, are emitted as nano-particles that convert to the non-hazardous form CR+3 rapidly, are quickly dispersed into the air, and are not emitted in close proximity to locations where people would be expected to have a prolonged exposure to them.

Several states in which we currently operate, including California, require permits for emissions of hazardous air pollutants based on the quantity of emissions, most of which require permits only for quantities of

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The underwriting fee is equal to the public offering price per share of Class A common stock less the amount paid by the underwriters to us per share of Class A common stock. The underwriting fee is $         per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Paid by us
	Without option exercise	With full option exercise
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $8.1 million. We have agreed to reimburse the underwriters for expenses of $         relating to the clearance of this offering with the Financial Industry Regulatory Authority, Inc., or FINRA.

The underwriters have agreed to reimburse us for certain documented out of pocket expenses incurred in connection with this offering. Morgan Stanley & Co. LLC, one of the underwriters, has entered into an agreement related to services that it may provide to us in the future. FINRA deems this to be underwriting compensation. In addition, a related person of another underwriter acquired options to purchase an aggregate of 2,113 shares of our Class B common stock in 2016 and 2017. FINRA also deems these options to be underwriting compensation.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC for a period of 180 days after the date of this prospectus, other than (1) the shares of our common stock to be sold hereunder, (2) any shares of our common stock issued upon the exercise of options granted under our existing stock-based compensation plans, (3) the filing of a registration statement on Form S-8 relating to a stock incentive plan or employee stock purchase plan, (4) up to 144,000 shares of common stock issuable to one of our customers on the occurrence of certain installation milestones, as described in this prospectus, and (5) the issuance of common stock or securities convertible into or exercisable or exchangeable for common stock in an aggregate amount not to exceed 5% of our common stock outstanding immediately following the issuance of the shares to be sold hereunder (including any shares sold pursuant to the underwriters’ option to purchase additional shares), in connection with one or more acquisitions of a company or a business, assets or technology of another person or entity, joint ventures, commercial relationships or strategic alliances (including but not limited to marketing or distribution arrangements, collaboration agreements or intellectual property license agreements); provided the recipients of the common stock have signed a lock-up agreement for the balance of the 180 day restricted period.

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